02038333

SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of May 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date May 28, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

PMU News Release #02-06
TSE, AMEX Symbol PMU

May 28, 2002

PACIFIC RIM COMMENCES DIAMOND DRILLING PROGRAM ON EL DORADO

Pacific Rim Mining Corp. is pleased to announce that it has commenced an approximately 7,000 meter, US $1 million diamond drill program on the El Dorado gold project in El Salvador.

The El Dorado project is an adularia-sericite-type epithermal gold project that hosts high-grade bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a "Productive Interval" that occurs at an elevation above sea level (ASL) of approximately 100 to 250 meters (this equates to a depth below surface of roughly 150 to 300 meters). Only two veins have been drill tested in the Productive Interval by previous workers.

The first vein to be tested by Pacific Rim is the Veta Grande vein, which has been the subject of previous shallow drilling. The deepest hole at Veta Grande from previous drill programs reached a depth of 320 meters ASL and did not reach the Productive Interval. This hole included an intersection of 3.8 meters grading 8.6 g/t gold and 65 g/t silver, including a 1 meter section of 26.6 g/t gold and 182 g/t silver. The Veta Grande vein is located approximately 400 meters east of and parallel to the Minita Vein. The Minita Vein was mined in the mid-1900's and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals over 350,000 ounces of high-grade gold.

"We are extremely excited to have commenced our first round of drilling at El Dorado," states Tom Shrake, CEO. "This project has a multitude of vein targets that have the potential to host high-grade gold and we are eager to begin the process of testing these targets and hopefully increasing the existing El Dorado resource."

Pacific Rim's exploration work on the El Dorado project is being supervised by William Gehlen, an employee of Pacific Rim and a Qualified Person.

On behalf of the board of directors,

Thomas C. Shrake
CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the size, extent, dollar value and subject of a current drill program and the potential results of this program. The TSE and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2390 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1-888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com